UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

DIAMOND FOREIGN ASSET COMPANY

DIAMOND FINANCE, LLC

(Issuers)

Brasdril Sociedade de Perfurações Ltda.

Diamond Offshore (Brazil) L.L.C.

Diamond Offshore, LLC

Diamond Offshore Drilling (Overseas) L.L.C.

Diamond Offshore Drilling (UK) Limited

Diamond Offshore Drilling Company N.V.

Diamond Offshore Drilling Limited

Diamond Offshore Enterprises Limited

Diamond Offshore Finance Company

Diamond Offshore General, LLC

Diamond Offshore Holding, L.L.C.

Diamond Offshore International Limited

Diamond Offshore International, L.L.C.

Diamond Offshore Limited

Diamond Offshore Netherlands B.V.

Diamond Offshore Services, LLC

Diamond Rig Investments Limited

(Guarantors)

(Name of Applicants)

C/O Diamond Offshore Drilling, Inc.

15415 Katy Freeway, Suite 100

Houston, TX 77094

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
9.00%/11.00%/13.00% Senior Secured First Lien PIK Toggle Notes due 2027	$85,320,750 aggregate principal amount

Approximate date of proposed public offering: As soon as practicable on or after the Effective Date under the Plan (as defined herein).

Name and registered address of agent for service:	With a copy to:
David Roland Senior Vice President, General Counsel and Secretary Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094 (281) 492-5300	Robert Britton Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Form T-3 is being filed on behalf of Diamond Offshore Drilling, Inc. and the entities expected to be issuers and guarantors of the 9.00%/11.00%/13.00% Senior Secured First Lien PIK Toggle Notes due 2027. This Amendment No. 1 is being filed solely (i) to add the issuers and guarantors listed herein as Applicants to the initial application for qualification filed with the Securities and Exchange Commission on April 15, 2021 (the “Application”), (ii) to change references from Diamond Offshore Company, Diamond Offshore General Company and Diamond Offshore Services Company to Diamond Offshore, LLC, Diamond Offshore General, LLC and Diamond Offshore Services, LLC, respectively, due to the conversion of these entities from a corporation to a limited liability company on April 16, 2021, April 15, 2021 and April 20, 2021, respectively and (iii) to update and replace in their entirety the Exhibits T3A.5, T3B.5, T3A.12, T3B.12, T3A.18 and T3B.18 due to the conversion of these entities to a limited liability company. All other information in the Application is unchanged.

GENERAL

1. General Information.

Diamond Foreign Asset Company (the “Issuer”) is a Cayman Islands exempted company organized in 2015 and Diamond Finance, LLC (the “Co-Issuer” and, together with the Issuer, the “Issuers”) is a Delaware limited liability company organized in 2021. The guarantors identified below (the “Guarantors” and, together with the Issuers, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
Brasdril Sociedade de Perfurações Ltda.	Private Limited Company	Brazil
Diamond Offshore (Brazil) L.L.C.	Limited Liability Company	Delaware
Diamond Offshore, LLC	Limited Liability Company	Delaware
Diamond Offshore Drilling (Overseas) L.L.C.	Limited Liability Company	Delaware
Diamond Offshore Drilling (UK) Limited	Limited Liability Company	England
Diamond Offshore Drilling Company N.V.	Private company limited by Shares	Curaçao
Diamond Offshore Drilling Limited	Limited Liability Company	Cayman Islands
Diamond Offshore Enterprises Limited	Private Company Limited by Shares	England
Diamond Offshore Finance Company	Private company limited by Shares	Delaware
Diamond Offshore General, LLC	Limited Liability Company	Delaware
Diamond Offshore Holding, L.L.C.	Limited Liability Company	Delaware
Diamond Offshore International Limited	Limited Liability Company	Cayman Islands
Diamond Offshore International, L.L.C.	Private Company Limited by Shares	Delaware
Diamond Offshore Limited	Limited Liability Company	England
Diamond Offshore Netherlands B.V.	Private Company Limited by Shares	Netherlands
Diamond Offshore Services, LLC	Limited Liability Company	Delaware
Diamond Rig Investments Limited	Limited Liability Company	England

The Second Amended Joint Chapter 11 Plan of Reorganization of Diamond Offshore Drilling, Inc. and its Debtor Affiliates, dated as of February 26, 2021 (the “Plan”) contemplates, among other things, the issuance of $85,320,750 million aggregate principal amount of the Issuers’ 9.00%/11.00%/13.00% Senior Secured First Lien PIK Toggle Notes due 2027 (the “New Notes”), on a pro rata basis, to holders of the 5.70% Senior Notes due 2039, 3.45% Senior Notes due 2023, 4.875% Senior Notes due 2043 and 7.875% Senior Notes due 2025 issued by Diamond Offshore Drilling, Inc. (collectively, the “Senior Notes”). The Senior Notes will be cancelled upon effectiveness of the Plan.

2. Securities Act Exemption Applicable.

Pursuant to the terms of the Plan, under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”), the Issuers will issue under the indenture to be qualified hereby (the “Indenture”), to (i) all Holders (as defined in the Plan) participating in the Rights Offerings (as defined in the Plan) that validly exercise (and do not validly revoke) their subscription rights; and (ii) members of the Ad Hoc Group and any Consenting Noteholders (each, as defined in the Plan) that purchase the New Notes (a) in connection with the Private Placements (as defined in the Plan), (b) pursuant to the Backstop and Private Placement Agreement (as defined in the Plan) and (c) in respect of the Commitment Premium (as defined in the Plan).

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

The issuance of the New Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the New Notes to the holders of the Senior Notes will satisfy the aforementioned requirements. See “Article IV Means For Implementation of This Plan – H. Exemption from Registration” of the Plan.

AFFILIATIONS

3. Affiliates.

The following is a structure chart and diagram of the Issuer and Co-Issuer as of the Effective Date:

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The names of the directors and executive officers of each of the Issuers, as of the date hereof, are set forth below. The mailing address for each director and executive officer is: c/o 15415 Katy Freeway, Houston, Texas 77094 and each person’s telephone number is (281) 492-5300.

The directors of the Issuer are the following individuals.

Name	Office
David L. Roland	Director
Dominic A. Savarino	Director
Jamie Nelson	Director

The directors and executive officers of the Co-Issuer are the following individuals.

Name	Office
David L. Roland	Manager
Dominic A. Savarino	Manager
Joseph D. Cue	Treasurer
Terence W. Waldorf	Secretary

5. Principal Owners of Voting Securities.

(a) The following table sets forth certain information regarding each person known to the Issuers to own 10 percent or more of the voting securities of each Applicant as of the date of this Application.

Applicant	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Issuer	Diamond Offshore Services, LLC c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Ordinary Shares	9,900	99%
Co-Issuer	Diamond Foreign Asset Company c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	LLC Interest	100%	100

(b) The following table sets forth certain information regarding each person known to the Issuers to own 10 percent or more of the voting securities of the Guarantors as of the date of this Application.

Guarantor Name	Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Brasdril Sociedade de Perfurações Ltda.	Diamond Offshore Holding, L.L.C. c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Quotas	427,884,446	74.75%
	Diamond Offshore (Brazil) L.L.C. c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Quotas	144,536,219	25.25%
Diamond Offshore (Brazil) L.L.C.	Diamond Offshore International Limited c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	LLC Interest	100%	100%
Diamond Offshore, LLC	Diamond Offshore Finance Company c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	LLC Interest	100	100%
Diamond Offshore Drilling (Overseas) L.L.C.	Diamond Offshore International Limited c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	LLC Interest	100%	100%
Diamond Offshore Drilling (UK) Limited	Diamond Offshore Enterprises Limited c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Common stock	2	100%

Diamond Offshore Drilling Company N.V.	Diamond Offshore International Limited	Class A Common	5,000	100%
	c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Class B Common	5,000
Diamond Offshore Drilling Limited	Diamond Foreign Asset Company c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Common stock	1	100%
Diamond Offshore Enterprises Limited	Diamond Offshore International Limited c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Common stock	1	100%
Diamond Offshore Finance Company	Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Common stock	1,000	100%
Diamond Offshore General, LLC	Diamond Offshore Company c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	LLC Interest	100	100%
Diamond Offshore Holding, L.L.C.	Diamond Offshore International Limited c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	LLC Interest	100%	100%
Diamond Offshore International Limited	Diamond Offshore Drilling Limited c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Common stock	1	100%
Diamond Offshore International, L.L.C.	Diamond Offshore Drilling Limited c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	LLC Interest	100%	100%
Diamond Offshore Limited	Diamond Foreign Asset Company c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Common stock	336,270	100%
Diamond Offshore Netherlands B.V.	Diamond Offshore Drilling Company N.V. c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Common stock	40	100%

Diamond Offshore Services, LLC	Diamond Offshore Finance Company c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	LLC Interest	12,000	100%
Diamond Rig Investments Limited	Diamond Offshore Services, LLC c/o Diamond Offshore Drilling, Inc. 15415 Katy Freeway, Suite 100 Houston, TX 77094	Common stock	450,010,000	100%

As of the Effective Date, the ownership of voting securities of the Issuers and Guarantors will be as set forth in the structure chart in Item 3 above.

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this Application.

(b) There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Issuers as of the date of this Application.

(i) Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $.01 par value per share	500,000,000	138,054,311
3.45% Senior Notes due 2023	250,000,000	100%
7.875% Senior Notes due 2025	500,000,000	100%
5.70% Senior Notes due 2039	500,000,000	100%
4.875% Senior Notes due 2043	750,000,000	100%

It is expected that, upon consummation of the Plan, the Issuers’ capital structure shall be comprised of the New Notes, New Warrants (as defined in the Plan) and New Diamond Common Shares (as defined in the Plan). The New Notes will be guaranteed by each of the Guarantors.

The Senior Notes will be cancelled and discharged pursuant to the Plan.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the new Indenture to be entered into among the Issuers, Diamond Offshore Drilling, Inc. (the “Company”), the Guarantors, the trustee named therein (the “Trustee”) and the collateral agent named therein (the “Collateral Agent”) . The following is a general description of certain provisions expected to be included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C.1 herewith. The Issuers have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. The expected terms of the New Notes are described in the term sheet relating to the New Notes, which is included as part of Exhibit C to the Plan. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)

An “Event of Default” wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)	default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2)	default for 30 days or more in the payment when due of interest on or with respect to the Notes;

(3)

failure by the Company, the Issuers or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25.0% in principal amount of the then outstanding Notes (with a copy to the Trustee) to comply with any of their obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture, the Notes or the Security Documents; provided, that in the case of a failure to comply with Section 4.03 of the Indenture, such period of continuance of such default or breach shall be 270 days after written notice described in this clause (3) has been given;

(4)

default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuers, the Company, or any Significant Subsidiary or the payment of which is guaranteed by the Issuers, the Company, or any Significant Subsidiary, other than Indebtedness owed to the Issuers, the Company, or any Significant Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(i.)

such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(ii.)

the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $40,000,000 or more at any one time outstanding;

(5)

failure by the Company, the Issuers or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (determined as of the most recent consolidated financial statements of the Company for a fiscal quarter end provided as required under Section 4.03 of the Indenture) would constitute a Significant Subsidiary) to pay final non-appealable judgments aggregating in excess of $40,000,000 (net of amounts covered by insurance policies issued by reputable insurance companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6)

the Company, the Issuers or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (determined as of the most recent consolidated financial statements of the Company for a fiscal quarter end provided as required by the covenant under

Section 4.03 of the Indenture), would constitute a Significant Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i.)	commences voluntary proceedings to be adjudicated bankrupt or insolvent;

(ii.)	consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under applicable Bankruptcy Law;

(iii.)	consents to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or other similar official of it or for all or substantially all of its property; or

(iv.)	makes a general assignment for the benefit of its creditors.

(7)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i.)

is for relief against the Company, the Issuers or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, in a proceeding in which the Company, the Issuers or any such Restricted Subsidiaries, that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, is to be adjudicated bankrupt or insolvent;

(ii.)

appoints a receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company, the Issuers or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or for all or substantially all of the property of the Company, the Issuers or any of their Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(iii.)	orders the liquidation of the Company, the Issuers or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days;

(8)

the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any Guarantor that is a Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the most recent consolidated financial statement of the Company for a fiscal quarter end) would constitute a Significant Subsidiary), as the case may be, denies in writing that it has any further liability under its Guarantee or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture;

(9)

with respect to any Collateral, individually or in the aggregate, having a fair market value in excess of $10,000,000, any of the Security Documents ceases to be in full force and effect, or any of the Security Documents ceases to give the Holders of the Notes the Liens purported to be created thereby with the priority contemplated thereby, or any of the Security Documents is declared null and void or the Company or any Guarantor denies in writing that it has any further liability under any Security Document or gives written notice to such effect (in each case other than in accordance with the terms of the Indenture, the Intercreditor Agreement and the Security Documents), except to the extent that any loss of perfection or priority results from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the Security Documents, or otherwise results from an action (but not an omission) constituting gross negligence or willful misconduct on the part of the Trustee or the Collateral Agent, in each case, as determined by a court of competent jurisdiction by final non-appealable judgment; provided, that if a failure of the sort described in this clause (9) is susceptible of cure (including with respect to any loss of Lien priority on material portions of the Collateral), no Event of Default shall arise under this clause (9) with respect thereto until 60 days after notice of such failure shall have been given to the Company by the Trustee or the Holders of at least 25.0% in principal amount of the then outstanding Notes issued under the Indenture (with a copy to the Trustee);

(10)

after a Permitted Holdco Event has occurred and for so long as the conditions set forth in the definition of Permitted Holdco Event are met, (i) the Permitted Holdco, the Company, or any other related party shall fail to comply with the terms of the Permitted Holdco Undertaking or (ii) the Permitted Holdco Undertaking shall cease to be in full force and effect for any reason; or

(11)

any Issuer, Guarantor or any Restricted Subsidiary thereof shall default in any material respect in the observance or performance of any other agreement or condition relating to the PCbtH Service Contract or BOP Lease Agreement, or any other event shall occur or condition exist in relation to the PCbtH Service Contract or BOP Lease Agreement, if such default or other event or condition could reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate for all such defaults, events, or conditions.

In the event of any Event of Default specified in clause (4) of Section 6.01(a) of the Indenture, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2)	holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3)	the default that is the basis for such Event of Default has been cured.

(b)	Execution and Authentication

One Officer of each Issuer shall execute the Notes on behalf of the Issuers by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A attached to the Indenture by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under the Indenture.

On the Issue Date, the Trustee shall, upon receipt of an Issuer Order (an “Authentication Order”), authenticate and deliver the Initial Notes. In addition, at any time, from time to time, the Trustee shall upon receipt of an Authentication Order authenticate and deliver (a) any Additional Notes (including any PIK Notes) for an aggregate principal amount specified in such Authentication Order for such Additional Notes (including any PIK Notes) issued thereunder and (b) record increases in the principal amount of the Notes to reflect a PIK Payment or authenticate PIK Notes to reflect a PIK Payment, each upon receipt of an Issuer Order.

The Trustee may appoint an authenticating agent acceptable to the Issuers to authenticate Notes. An authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuers.

(c)	Release of Collateral.

Subject to Section 13.03(b) of the Indenture, the Liens securing the Notes may be released at any time or from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreement and the Indenture, and, notwithstanding anything to the contrary in any Note Document, will be automatically released but subject to the Intercreditor Agreement, and the Trustee (subject to its receipt of an Officer’s Certificate and Opinion of Counsel as provided below) shall execute documents evidencing such release, or instruct the Collateral Agent to execute, as applicable, the same at the Issuers’ sole cost and expense, under one or more of the following circumstances:

(1)	in whole upon:

(i.)

payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other obligations (other than contingent indemnity obligations for which no demand has been made) under the Indenture, the Guarantees under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, is paid;

(ii.)	all then outstanding Notes being cancelled in full by the Trustee pursuant to the terms of the Indenture;

(iii.)	satisfaction and discharge of the Indenture as set forth under Article 11; or

(iv.)	a Legal Defeasance or Covenant Defeasance of the Indenture as set forth under Article 8;

(2)	in whole or in part, with the consent of Holders of the Notes in accordance with Article 9 of the Indenture; or

(3)	in part, as to any asset constituting Collateral:

(i.)

that is sold or otherwise disposed of by the Issuers or any Guarantor to any Person that is not the Cayman Issuer, the U.S. Issuer or a Guarantor in a transaction not prohibited by the Indenture at the time of such transfer or disposition, including, without limitation, as a result of a transaction of the type permitted under Section 4.10;

(ii.)	that is owned or at any time acquired by a Guarantor that has been released from its Guarantee, concurrently with the release of such Guarantee, in accordance with Section 10.06;

(iii.)	in the case of Collateral comprised of property leased to the Issuers or a Guarantor, upon termination or expiration of such lease;

(iv.)	in the case of Collateral that is Capital Stock, upon the dissolution or liquidation of the issuer of that Capital Stock that is not prohibited by the Indenture;

(v.)	that becomes “Excluded Property” or that becomes subject to certain Permitted Liens; or

(vi.)

that is otherwise released in accordance with the applicable provisions of the Security Documents or the Intercreditor Agreement, as applicable, but subject to any restrictions thereon set forth in the Indenture or the Intercreditor Agreement;

With respect to any release of Collateral, upon receipt of an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent under the Indenture and the Security Documents and the Intercreditor Agreement, as applicable, to such release have been met and that it is proper for the Trustee or Collateral Agent to execute and deliver the documents requested by the Issuers in connection with such release, and any instruments of termination, satisfaction, discharge or release prepared by the Issuers, the Trustee shall, or shall cause the Collateral Agent to, execute, deliver or acknowledge (at the Issuers’ expense) such instruments or releases to evidence the release and discharge of any Collateral permitted to be released pursuant to the Indenture or the Security Documents or the Intercreditor Agreement. Neither the Trustee nor the Collateral Agent shall be liable for any such release undertaken in reliance upon any such Officer’s Certificate or Opinion of Counsel, and notwithstanding any term thereof or in any Security Document or in the Intercreditor Agreement to the contrary, the Trustee and the Collateral Agent shall not be under any obligation to release any such Lien and security interest, or execute and deliver any such instrument of release, satisfaction, discharge or termination, unless and until it receives such Officer’s Certificate and Opinion of Counsel.

(d)	Satisfaction and Discharge

The Indenture shall be discharged and shall cease to be of further effect as to all Notes, when either:

(1)

all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)

(A) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, shall become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers and the Issuers or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(B) the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

(C) the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Notwithstanding the satisfaction and discharge of the Indenture, the provisions of Section 7.07 of the Indenture shall survive and, if money shall have been deposited with the Trustee pursuant to subclause (A) of clause (2) of Section 11.01, the provisions of Section 11.02 and Section 8.06 of the Indenture shall survive.

(e)	Compliance Certificate

The Issuers shall deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Issuers and their Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officer with a view to determining whether the Issuers have kept, observed, performed and fulfilled their obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Issuers have kept, observed, performed and fulfilled each and every condition and covenant contained in the Indenture and are not in default in the performance or observance of any of the terms, provisions, covenants and conditions of the Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Issuers are taking or propose to take with respect thereto).

When any Default has occurred and is continuing under the Indenture, or if the Trustee or the holder of any other evidence of Indebtedness of the Issuers or any Subsidiary gives any notice or takes any other action with respect to a claimed Default, the Company shall promptly (which shall be no more than 30 days upon becoming aware of any Default) deliver to the Trustee by registered or certified mail or by facsimile transmission a statement specifying such event, its status and what action the Company is taking or proposes to take with respect thereto. The Trustee will not be deemed to have knowledge of any Defaults or Events of Default unless written notice of an event, which is in fact a Default, has been delivered to the Trustee by the Company, any Issuer, Guarantor or Holder at the Corporate Trust Office and such notice references the Notes and the Indenture and states that it is a “Notice of Default.”

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a) Pages numbered 1 to 17, consecutively.

(b) The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Amended and Restated Memorandum of Association of Diamond Foreign Asset Company*

Exhibit T3B.1	Amended and Restated Articles of Association of Diamond Foreign Asset Company*

Exhibit T3A.2	Certificate of Formation of Diamond Finance, LLC*

Exhibit T3B.2	Operating Agreement of Diamond Finance, LLC*

Exhibit T3A.3	Amended Articles of Association of Brasdril Sociedade de Perfurações Ltda.*

Exhibit T3B.3	Amendment to the Articles of Association of Brasdril Sociedade de Perfurações Ltda.*

Exhibit T3A.4	Certificate of Formation of Diamond Offshore (Brazil) L.L.C.*

Exhibit T3B.4	Amended and Restated Limited Liability Company Agreement of Diamond Offshore (Brazil) L.L.C.*

Exhibit T3A.5	Certificate of Formation of Diamond Offshore. LLC

Exhibit T3B.5	Operating Agreement of Diamond Offshore, LLC

Exhibit T3A.6	Certificate of Formation of Diamond Offshore Drilling (Overseas) L.L.C.*

Exhibit T3B.6	Operating Agreement of Diamond Offshore Drilling (Overseas) L.L.C.*

Exhibit T3A.7	Articles of Association of Diamond Offshore Drilling (UK) Limited*

Exhibit T3B.7	Memorandum of Association of Diamond Offshore Drilling (UK) Limited*

Exhibit T3A.8	Certificate of Incorporation of Diamond Offshore Drilling Company N.V.*

Exhibit T3B.8	Operating Agreement of Diamond Offshore Drilling Company N.V.*

Exhibit T3A.9	Certificate of Incorporation of Diamond Offshore Drilling Limited*

Exhibit T3B.9	Operating Agreement of Diamond Offshore Drilling Limited*

Exhibit T3A.10	Certificate of Incorporation of Diamond Offshore Enterprises Limited*

Exhibit T3B.10	Operating Agreement of Diamond Offshore Enterprises Limited*

Exhibit T3A.11	Certificate of Incorporation of Diamond Offshore Finance Company*

Exhibit T3B.11	Bylaws of Diamond Offshore Finance Company*

Exhibit T3A.12	Certification of Formation of Diamond Offshore General, LLC

Exhibit T3B.12	Operating Agreement of Diamond Offshore General, LLC

Exhibit T3A.13	Certificate of Formation of Diamond Offshore Holding, L.L.C.*

Exhibit T3B.13	Amended and Restated Limited Liability Company Agreement of Diamond Offshore Holding, L.L.C.*

Exhibit T3A.14	Certificate of Incorporation of Diamond Offshore International Limited*

Exhibit T3B.14	Articles of Association of Diamond Offshore International Limited*

Exhibit T3A.15	Certificate of Formation of Diamond Offshore International, L.L.C.*

Exhibit T3B.15	Operating Agreement of Diamond Offshore International, L.L.C.*

Exhibit T3A.16	Certificate of Incorporation of Diamond Offshore Limited*

Exhibit T3B.16	Articles of Association of Diamond Offshore Limited*

Exhibit T3A.17	Certificate of Formation of Diamond Offshore Netherlands B.V.*

Exhibit T3B.17	Operating Agreement of Formation of Diamond Offshore Netherlands B.V.*

Exhibit T3A.18	Certification of Formation of Diamond Offshore Services, LLC

Exhibit T3B.18	Operating Agreement of Diamond Offshore Services, LLC

Exhibit T3A.19	Certificate of Incorporation of Diamond Rig Investments Limited*

Exhibit T3B.19	Articles of Association of Diamond Rig Investments Limited*

Exhibit T3C.1	Form of Indenture of Diamond Foreign Asset Company, Diamond Finance, LLC, the guarantors named therein and the trustee and collateral agent for the 9.00%/11.00%/13.00% Senior Secured First Lien PIK Toggle Notes due 2027*

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement for Second Amended Joint Chapter 11 Plan of Reorganization of Diamond Offshore Drilling, Inc. and Its Debtor Affiliates.*

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

*	Previously filed with the Form T-3 on April 15, 2021.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Foreign Asset Company, an exempted limited liability company organized and existing under the laws of Cayman Island, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Foreign Asset Company

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Finance, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Finance, LLC

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Manager

Pursuant to the requirements of the Trust Indenture Act of 1939, Brasdril Sociedade de Perfurações Ltda., a private liability company organized and existing under the laws of Brazil, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Macaé and State of Rio de Janeiro, on April 22, 2021.

(SEAL)		Brasdril Sociedade de Perfurações Ltda.

Attest:	/s/ Jamila Loureiro	By:	/s/ Darren Lee Hunchak
Name:	Jamila Loureiro		Name: Darren Lee Hunchak
Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore (Brazil) L.L.C., a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore (Brazil) L.L.C.

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Manager

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore, LLC

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Senior Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Drilling (Overseas) L.L.C., a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Drilling (Overseas) L.L.C.

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Manager

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Drilling (UK) Limited, a private company limited by shares organized and existing under the laws of England, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Drilling (UK) Limited

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Drilling Company N.V., a limited liability company organized and existing under the laws of Curaçao, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Drilling Company N.V.

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Drilling Limited, a private company limited by shares organized and existing under the laws of Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Drilling Limited

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Enterprises Limited, a private company limited by shares organized and existing under the laws of England, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Enterprises Limited

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Finance Company, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Finance Company

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Senior Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore General, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore General, LLC

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Senior Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Holding, L.L.C., a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Holding, L.L.C.

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Manager

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore International Limited, a private company limited by shares organized and existing under the laws of Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore International Limited

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore International, L.L.C., a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore International, L.L.C.

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Manager

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Limited, a private company limited by shares organized and existing under the laws of England, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Limited

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Netherlands B.V., a private company organized and existing under the laws of Netherlands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Netherlands B.V.

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Offshore Services, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Offshore Services, LLC

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Senior Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, Diamond Rig Investments Limited, a private company limited by shares organized and existing under the laws of England, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Houston and State of Texas, on April 22, 2021.

(SEAL)		Diamond Rig Investments Limited

Attest:	/s/ Peggy Peterson	By:	/s/ David L. Roland
Name:	Peggy Peterson		Name: David L. Roland
Title: Director